VOTING AND SUPPORT AGREEMENT

This voting and support agreement (this "Agreement") between Elemental Altus Royalties Corp. ("Elemental Altus"), and Paul Stephens (the "Shareholder" and together with Elemental Altus, the "Parties" and each a "Party") is made this 4th day of September, 2025.

RECITALS

Elemental Altus and EMX Royalty Corporation ("EMX") have entered into an arrangement agreement (the "Arrangement Agreement") dated as of the date hereof, pursuant to which Elemental Altus will, inter alia, acquire all of the outstanding common shares in the capital of EMX ("EMX Shares") by way of a plan of arrangement, under which the holders of EMX Shares will receive common shares in the capital of Elemental Altus in accordance with the plan of arrangement (the "Arrangement").

This Agreement sets out the terms and conditions on which the Shareholder has agreed to vote in favour of the Arrangement Resolution and to abide by the restrictions and covenants set forth herein.

The Shareholder is beneficial owner of, or exercises control or direction over, directly or indirectly, the 11,230,445 EMX Shares (the "Subject Shares") and nil EMX Warrants together with the Subject Shares, the "Subject Securities"); provided that, for greater certainty, the term "Subject Shares" shall include any EMX Shares issuable upon the exercise of any EMX Warrants, and the term "Subject Securities" shall include any and all EMX Shares and EMX Warrants of which the Shareholder acquires beneficial ownership, or control or direction over, directly or indirectly, after the date hereof, but shall exclude any shares or warrants that the Shareholder sells after the date hereof, it being understood that the Shareholder shall be entitled, at its discretion, to sell any Subject Shares after the date hereof.

Capitalized terms used in this Agreement and not otherwise defined herein that are defined in the Arrangement Agreement shall have the respective meanings ascribed thereto in the Arrangement Agreement. For greater certainty, the term "affiliate" as used in this Agreement shall have the meaning ascribed thereto in Section 1.13 of the Arrangement Agreement.

ARTICLE 1

COVENANTS OF SHAREHOLDER

1.1 From the date hereof until this Agreement has been terminated pursuant to Article 3 of this Agreement, the Shareholder hereby agrees that it shall:

(a) at any meeting of shareholders of EMX to be held to consider the Arrangement (including the EMX Meeting) or any of the other transactions contemplated by the Arrangement Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement or any of the transactions contemplated by the Arrangement Agreement is sought, to attend (in person or by proxy) and be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all of the Subject Shares (unless, and only then to the extent, prohibited by Law):

(i) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution, any other transactions expressly contemplated in the Arrangement Agreement and any matters necessary for the consummation of the Arrangement that are expressly contemplated in the Arrangement Agreement; and

(ii) against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement;

(b) no later than five (5) Business Days prior to the cut-off date for the deposit of votes by proxy or voting instruction forms in respect of any meeting of the holders of EMX Shares to consider the Arrangement (including the EMX Meeting), duly complete (or cause to be completed) and cause forms of proxy or voting instruction forms, as applicable, in respect of all the Subject Shares to be validly delivered and cause the Subject Shares to be voted in favour of the Arrangement Resolution, any other transactions contemplated in the Arrangement Agreement and any matters necessary for the consummation of the Arrangement, and such forms of proxy or voting instruction forms, as applicable, shall not be revoked or withdrawn, unless the prior written consent of Elemental Altus has been obtained or this Agreement has been terminated pursuant to Article 3 of this Agreement; and

(c) in connection with any matter referred to in Section 1.1(a)(ii), consult with Elemental Altus prior to exercising or causing to be exercised any voting rights attached to the Subject Shares and exercise or procure the exercise of such voting rights as Elemental Altus shall instruct in writing and in accordance with the terms hereof.

1.2 From the date hereof until this Agreement has been terminated pursuant to Article 3 of this Agreement, the Shareholder hereby agrees that it shall not, directly or indirectly, except in accordance with the terms of this Agreement, as contemplated by the Arrangement Agreement or with the prior written consent of Elemental Altus:

(a) exercise or cause to be exercised any rights of dissent or appraisal in respect of the Arrangement Resolution or any resolution approving the Arrangement or any aspect thereof or matter related thereto, and not exercise or cause to be exercised any other securityholder rights or remedies available at common law or pursuant to any applicable Law;

(b) solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or entering to any form of agreement, arrangement or understanding) any inquiries or proposals, whether publicly or otherwise, regarding an Acquisition Proposal or potential Acquisition Proposal;

(c) requisition or join in a requisition of any meeting of the securityholders of EMX for the purpose of considering any resolution;

(d) solicit or arrange (or provide assistance to any other person to arrange) for the solicitation of proxies relating to, or purchases of or offers to sell, Subject Securities or act in concert or jointly with any other person for the purpose of acquiring any Subject Securities for the purpose of influencing the voting of EMX Shares or affecting the control of EMX, other than, in the case of proxy solicitation, in support of the Arrangement;

(e) do indirectly, including through any of his or her representatives, anything which would not be permitted to be done directly pursuant to the foregoing provisions of this Section 1.2; or

(f) take any action to encourage or assist any other Person to do any of the prohibited acts referred to in the foregoing provisions of this Section 1.2.

1.3 The Shareholder shall at all times cause any affiliates through which it beneficially owns or exercises control or direction over, directly or indirectly, Subject Securities to act in accordance with the terms of this Agreement, to the extent applicable thereto.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1 The Shareholder represents and warrants as follows and acknowledges that Elemental Altus is relying upon such representations and warranties in connection with entering into this Agreement and the Arrangement Agreement:

(a) (i) the Shareholder beneficially owns, directly or indirectly, or has control or direction over, 11,230,445 EMX Shares and nil EMX Warrants and (ii) the Shareholder has no agreement or options, or rights or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by it or transfer to it of additional securities of EMX;

(b) the Shareholder has the sole right to vote (or cause to be voted) all the Subject Shares now held, and will have the right to vote (or cause to be voted) all the Subject Shares hereafter acquired by it;

(c) no Person has any agreement, option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Shareholder of any of the Subject Securities or any interest therein or right thereto, including without limitation any right to vote, except Elemental Altus pursuant to this Agreement;

(d) the execution and delivery by the Shareholder of this Agreement, the authorization of this Agreement by the Shareholder, and the performance by the Shareholder of its obligations under this Agreement, will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of: (i) its constating documents or by-laws, if applicable; (ii) subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, violate or conflict with any judgment, decree, order or award of any Governmental Entity or arbitrator applicable to the Shareholder; or (iii) any note, bond, mortgage, indenture or contract or agreement to which the Shareholder is party or by which he, she or it is bound;

(e) the Shareholder has the necessary power, authority, capacity and right to enter into this Agreement and to perform its obligations hereunder;

(f) it is a corporation duly organized under the Laws of it's jurisdiction of incorporation and is validly existing;

(g) this Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other Law affecting creditors' rights generally, and to general principles of equity; and

(h) the Shareholder has had adequate opportunity to obtain independent legal advice with respect to this Agreement and fully understands the terms contained in this Agreement.

2.2 Elemental Altus represents and warrants as follows and acknowledges that the Shareholder is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a) Elemental Altus is a corporation duly organized under the laws of the Province of British Columbia and is validly existing;

(b) Elemental Altus has the necessary corporate power and authority to enter into this Agreement and the Arrangement Agreement, and to perform its obligations hereunder and under the Arrangement Agreement, and, its execution and delivery of this Agreement and the consummation by Elemental Altus of the Arrangement have been duly authorized and no other corporate proceedings on its part are necessary to authorize this Agreement;

(c) this Agreement and the Arrangement Agreement have each been duly executed and delivered by Elemental Altus and each constitutes a legal, valid and binding obligation of Elemental Altus, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other Law affecting creditors' rights generally, and to general principles of equity;

(d) the authorization of this Agreement and the Arrangement Agreement, the execution and delivery by Elemental Altus of this Agreement and the Arrangement Agreement, and the performance by it of its obligations under this Agreement and the Arrangement Agreement, will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of (i) its constating documents or by-laws; (ii) any Law; (iii) any note, bond, mortgage, indenture or contract or agreement to which Elemental Altus is party or by which it is bound; or (iv) any judgment, decree, order or award of any Governmental Entity or arbitrator; and

(e) there are no legal proceedings in progress or pending against or, to the knowledge of Elemental Altus, threatened against Elemental Altus, or any of its affiliates that would adversely affect in any manner the ability of Elemental Altus to enter into this Agreement and to perform its obligations hereunder or that would reasonably be expected to prevent or materially delay the completion of the Arrangement.

ARTICLE 3

TERMINATION

3.1 This Agreement may be terminated:

(a) at any time upon the written agreement of Elemental Altus and the Shareholder;

(b) by the Shareholder if: (1) Elemental Altus, without the prior written consent of the Shareholder, varies the terms of the Arrangement Agreement in a manner that is materially adverse (including, without limitation, any decrease in the amount of Consideration set out in the Arrangement Agreement, any change to the form of the Consideration or any extension of the Outside Date) to the Shareholder, (2) Elemental Altus has not complied with its covenants to the Shareholder contained in this Agreement, or (3) any representations or warranties of Elemental Altus under this Agreement is at the date hereof or becomes at any time prior to the EMX Meeting untrue or incorrect in any material respect, provided that in the case of clauses (2) and (3), the Shareholder shall have notified Elemental Altus in writing of such events and the same has not been cured within ten (10) Business Days of the date such notice was received by Elemental Altus or such shorter period if the EMX Meeting shall take place in less than ten Business Days; or

(c) by Elemental Altus if: (1) the Shareholder shall not have complied with its covenants to Elemental Altus contained in this Agreement or (2) any representations or warranties of the Shareholder under this Agreement is at the date hereof or becomes at any time prior to the EMX Meeting untrue or incorrect in any material respect, provided that in the case of either clause (1) or (2), provided that the Shareholder has notified EMX in writing of any of the foregoing and the same has not been cured within ten (10) Business Days of the date such notice was received by EMX.

3.2 This Agreement shall terminate automatically upon the earlier of: (i) the Effective Time; and (ii) the date and time that the Arrangement Agreement is terminated in accordance with its terms.

3.3 If this Agreement is terminated in accordance with Section 3.1 or Section 3.2, the provisions of this Agreement will become void and no Party shall have liability to any other Party, except in respect of a breach of this Agreement which occurred prior to such termination.

ARTICLE 4

GENERAL

4.1 The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Agreement and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

4.2 In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.

4.3 The Shareholder hereby consents to the disclosure of the substance of this Agreement in any press release, the EMX Circular and to the filing of this Agreement as may be required pursuant to Law.

4.4 This Agreement shall not be assigned by any Party hereto without the prior written consent of the other Parties hereto. This Agreement shall enure to the benefit of the Parties and their respective successors and permitted assigns and shall be binding upon the Parties and their respective successors.

4.5 Time shall be of the essence in this Agreement.

4.6 Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by Law, the Parties hereto waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The Parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

4.7 Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party hereto shall be in writing and shall be delivered by hand to the Party hereto to which the notice is to be given, sent by electronic mail to the following address, or to such other address or number as shall be specified by a Party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

The addresses and numbers for service of each of the Parties hereto shall be as follows:

(a) if to the Shareholder:

[Contact information redacted due to confidentiality reasons.]

(b) if to Elemental Altus:

[Contact information redacted due to confidentiality reasons.]

4.8 This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the Parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

4.9 This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

4.10 Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

4.11 Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

4.12 The Shareholder recognizes and acknowledges that this Agreement is an integral part of Elemental Altus and EMX entering into the Arrangement Agreement, and that Elemental Altus and EMX would not contemplate proceeding with the transactions contemplated by the Arrangement Agreement unless this Agreement was entered into by the Shareholder, and that a breach by the Shareholder of any covenants or other commitments contained in this Agreement may cause Elemental Altus and EMX to sustain injury for which money damages may not be an adequate remedy at law. Therefore, the Shareholder agrees that, in the event of any such breach, each of Elemental Altus and EMX shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

4.13 Each of the Parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

4.14 The Parties will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other Parties may reasonably require and at the requesting Party's cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

4.15 This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by electronic mail shall be as effective as delivery of a manually executed counterpart of this Agreement.

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IN WITNESS WHEREOF the Parties have signed this Agreement.

ELEMENTAL ALTUS ROYALTIES CORP.

By:	signed "Frederick Bell"
Name: Frederick Bell
Title: Chief Executive Officer

[Voting and Support Agreement - Shareholder]

signed “Paul Stephens”
PAUL H. STEPHENS

[Voting and Support Agreement - Shareholder]